FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934
For the month of August, 2005

Commission File Number: 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

England and Wales

(Jurisdiction of incorporation or organization)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands
Tel No: (011 31 70) 377 9111
(Address of principal executive officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Royal Dutch Shell plc
NOTIFICATION OF TRANSACTIONS OF DIRECTORS / PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS
Date of Notification: 8 August 2005
Name of Issuer: Royal Dutch Shell plc (“RDS”)
Date of Transaction (“DATE”): 5 August, 2005
Notification relating to a transaction notified in accordance with : DR 3.1.4R(1)(a) and DR 3.1.4R(1)(b)
Name of Directors: Directors who have interests in employee share plans (names listed below)
Nature of the transaction:
1)	The award of conditional shares of Royal Dutch Shell plc (RDS) under the Long-Term Incentive Plan (LTIP)
2)	Confirmation of the number of RDS shares deferred under the Deferred Bonus Plan (DBP) representing 50% of the annual bonus already disclosed for performance year 2004.
Consideration for Transaction:
1)	LTIP — no consideration
2)	DBP — 50% of the cash value of the respective 2004 annual bonus award. For Mr van der Veer this is €675,000 and for Mr Brinded £317,250.
Classes of security:

Royal Dutch Shell Class A	— ordinary shares (“RDSA”)
— American depositary receipt (“RDS.A”)
Royal Dutch Shell Class B	— ordinary shares (“RDSB”)
Directors

Jeroen van der Veer	145,199	RDSA	LTIP	0.004% of issued share capital
Jeroen van der Veer	26,346	RDSA	DBP	0.001% of issued share capital

Malcolm Brinded	87,381	RDSB	LTIP	0.003% of issued share capital
Malcolm Brinded	17,241	RDSB	DBP	0.001% of issued share capital

Rob Routs	79,430	RDSA	LTIP	0.002% of issued share capital

Linda Cook	36,507	RDS.A	LTIP	0.002% of issued share capital

Peter Voser	72,989	RDSA	LTIP	0.002% of issued share capital
Name of Contact: Mark Edwards
Phone number of contact: 020 7934 2817

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

ROYAL DUTCH SHELL PLC

(Registrant)

By:	/s/ Mark Edwards

Name: Mark Edwards
Title: Assistant Company Secretary

Date: 9 August 2005